Exhibit 1.01

THE EXONE COMPANY

Conflict Minerals Report

For the reporting periods from January 1, 2019 to December 31, 2019

General

This Conflict Minerals Report (the “Report”) of The ExOne Company (“ExOne” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2019 to December 31, 2019 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are gold, tantalum, tin and tungsten (the “Conflict Minerals”).  The “Covered Countries” for purposes of the Rule are:  the Democratic Republic of Congo (“DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As further described in this Report, the Company has determined that certain of its operations manufacture, or contract to manufacture, products containing Conflict Minerals that are necessary to the functionality or production of such products.

The Company does not source Conflict Minerals directly from mines, refiners or smelters.

Description of the Company’s Products Covered by this Report

This Report relates to products (i) for which the Conflict Minerals are or may have been necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period.

These products, which are referred to in the remainder of this Report as the “Covered Products,” are in the following categories:

1.	Direct product materialization; and
2.	Manufacture of 3D printing machines, consisting of direct 3D printers and indirect 3D printers.

Summary of RCOI and Due Diligence Process

Having determined that the Rule applies to the Covered Products, the Company conducted (i) a good-faith reasonable country of origin inquiry (“RCOI”) and (ii) the due diligence described further below to determine the source of any Conflict Minerals contained in the Covered Products.

The RCOI was designed to determine whether any of the Conflict Minerals included in the Covered Products (i) originated in the Covered Countries or (ii) were from recycled or scrap sources, as defined by the Securities and Exchange Commission.  We do not source Conflict Minerals directly from mines, smelters or refiners, and rely on third-party suppliers to provide us with the materials and components used in the Covered Products.  As such, the primary elements of our RCOI included (i) identification of suppliers, (ii) supplier data collection and (iii) an assessment of supplier data to determine whether further due diligence was required.

The Company conformed its due diligence efforts substantially in accordance with the guidance provided by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), an internationally recognized due diligence framework.

Once the Company’s top suppliers were identified for both Covered Product lines identified above, our RCOI for supplier data collection primarily consisted of a survey campaign that collected Conflict Minerals data from suppliers utilizing the cross-industry Conflict-Free Sourcing Initiative Conflict Minerals Reporting Template (“CMRT”), which was developed by the Electronics Industry Citizenship Coalition.  The CMRT sought responses from our top direct suppliers as to the supplier’s materials and components that are incorporated into the Covered Products, the presence of any Conflict Minerals contained therein and, as applicable, the country of origin of any such Conflict Minerals or a determination of whether such Conflict Minerals were from recycled or scrap sources.

With respect to the direct product materialization of Covered Products, the Company sourced gold powder and bronze (tin) powder from two suppliers in 2019:

•

The Company received a CMRT from our supplier of gold salts that its smelter is Metalor USA Refining Corporation, which is on the Responsible Minerals Initiative (“RMI”) (formerly knowns as the Conflict-Free Smelter Initiative or CFSI) conformant smelter and refiners list (“RMI Compliant List”), and that 100% of its feedstock is from recycled sources.

•

The Company’s tin supplier has declared that some tin concentrates used by one of its smelters, Malaysia Smelting Corp., originate from the DRC and Rwanda; however, that smelter is on the RMI Compliant List.

With respect to the manufacture of 3D printing machines, the Company conducted the survey with respect to both the direct 3D printers and its indirect 3D printers.

With respect to the direct 3D printers, we sent a CMRT to the top seventeen suppliers by spend as determined by management, which covered greater than 60% of procurement spend.  We received fourteen responses, which is the same as last year. Eight stated there were no Conflict Minerals in the products we buy from them.  The remaining responses provided CMRTs and/or incomplete information to link the information provided to the products we buy.  Three suppliers did not respond.

With respect to the indirect 3D printing and printers, we sent a CMRT to the top twelve suppliers identified by management of ExOne GmbH covering over 60% of its procurement spend.  We received responses from all of the suppliers.  Nine stated that there are no Conflict Minerals in the products that we buy from them.  The remaining responses provided CMRTs and/or incomplete information that did not enable us to link the information provided to the products we buy.

The Company’s Due Diligence Process

The Company must rely on its suppliers to provide information regarding the origin of the Conflict Minerals that are included in the Covered Products.  Below is an outline of the Company’s due diligence process, following the OECD Guidance.

1.	Establish Strong Company Management System

•

The Company adopted a Conflict Minerals Policy on May 5, 2014, which it updated on June 15, 2018, which is available on the Company’s website.  The Company is committed to (i) ethical practices and compliance with applicable laws and regulations wherever it does business and (ii) sourcing components and materials from companies that share values regarding respect for human rights.

•

The Board of Directors of the Company established a Conflict Minerals Steering Committee in May 2018, consisting of the Company’s Chief Executive Officer, the Chief Financial Officer and the General Counsel.  The Conflict Minerals Steering Committee is supported by appropriate Company personnel in the United States and Germany to manage the RCOI and due diligence processes.

•

The Company’s Employee Complaint Procedures provides any employee globally with the ability to report any violation of law to their supervisor, the General Counsel, via a hotline or by submitting a form on a website.

2.	Identify and Assess Risks in the Supply Chain

•

The Company’s RCOI for the Reporting Period was designed to determine whether the Conflict Minerals necessary to the functionality or production of the Covered Products originated in the Covered Countries. The Company performed a good faith, risk-based, global scoping exercise to identify suppliers that were considered in-scope of the Rule and subject to the RCOI in the Reporting Period attempting to identify smelters and refiners of Conflict Minerals that may be utilized in the Covered Products.

•

The Company’s management identified major suppliers providing materials, components or parts containing Conflict Minerals, or that management reasonably believed could contain Conflict Minerals, and sent them a CMRT.

•	Over 87.5% of suppliers responded to the Company, which is a significantly higher response rate than last year, due primarily to better responses from the direct machine manufacturing suppliers.

o	Over 56% of suppliers indicated that they were not supplying materials containing Conflict Minerals.
o	The two direct suppliers of 3TGs reported that the relevant Conflict Minerals (i) did not originate in the Covered Countries or (ii) were sourced from a smelter on the RMI Compliant List.
o	The remaining suppliers submitted incomplete information.

3.	Design and Implement a Strategy to Respond to Identified Risks

•	The Conflict Minerals Steering Committee continues to assess the Company’s conflict minerals policies and procedures.

4.	Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

•

In light of the Company’s position in the supply chain, the Company does not conduct or commission independent third-party audits of the smelters and refiners from which its vendors and service providers source Conflict Minerals. However, as discussed above, the Company’s compliance process relies on certain industry initiatives, as well as suppliers’ responses to CMRT survey information for independent third-party audit information.

•	The Company is committed to continue its efforts with suppliers to determine the origin of the Conflict Minerals supplied to it.

5.	Report on Supply Chain Due Diligence

•

With the preparation and submission of this Conflict Minerals Report, the Company has provided a public report of its due diligence measures with regard to the sourcing of Conflict Minerals. This Conflict Minerals Report is available on the Company’s website at http://www.investor.exone.com/corporate-governance.cfm.

•

Based on the information provided by our suppliers for the Reporting Period, including the results of the above-described due diligence efforts, the Company does not have the basis for a reasonable determination as to the specific origin of the Conflict Minerals used in all of the Covered Products.

•	The Company continues its efforts to determine country of origin information with our suppliers, and has reported on its due diligence efforts in this Conflict Minerals Report.

Steps Taken to Mitigate Risk

For the Reporting Period, the Company maintained its Conflict Minerals Policy and the scope of its RCOI and due diligence to its machine assembly business in the U.S. and Germany.  The Company will continue efforts with its first-tier suppliers to improve the response rate and the completeness of the CMRT surveys.

Independent Audit Report

For the 2019 reporting period, consistent with the Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule, made public by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014, the Company did not obtain an independent private sector audit.

Conclusion

Based on the results of the Company’s due diligence efforts, the Company is unable to determine definitively the countries or location of origin or the conflict status of all Conflict Minerals that may be used or contained in all of the Covered Products. The Company did not receive any responses or indicia that would support the conclusion that the Conflict Minerals used in the Covered Products both originated in the Covered Countries and directly or indirectly financed or benefited armed groups in the Covered Countries.